SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Vicor Corporation
(Name of Issuer)

Common Stock, $0.01 Par Value Per Share
(Title of Class of Securities)

          925815102
(CUSIP Number)

                        December 31, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒           Rule 13d-1(b)

☐           Rule 13d-1(c)

☐           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 925815102	Schedule 13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Ashford Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 1,714,761 shares
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0 shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 1,714,761 shares
WITH	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,714,761 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.3%
12	TYPE OF REPORTING PERSON* IA

CUSIP No. 925815102	Schedule 13G/A	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

Vicor Corporation

(b)	Address of Issuer’s Principal Executive Offices:

25 Frontage Road, Andover, MA 01810

Item 2.

(a)	Name of Person Filing:

Ashford Capital Management, Inc.

(b)	Address of Principal Business Office or, if none, Residence:

One Walker’s Mill Road, Wilmington, DE  19807

(c)	Citizenship: A Delaware Corporation

(d)	Title of Class of Securities: Common Stock, $0.01 Par Value Per Share

(e)	CUSIP Number: 925815102

Item 3.                     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act
(b)	☐	Bank as defined in section 3(a)(6) of the Act
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940
(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1(ii)(E)
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G)
(h)	☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940
(j)	☐	Group, in accordance with §240.13d-1(b)-1(ii)(J)

Item 4.                     Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:	1,714,761 shares

(b)           Percent of Class:                                               6.3%

The foregoing percentage is calculated based on 27,033,478 shares of Common Stock reported to be outstanding as of September 30, 2015 in the Issuer’s September 30, 2015 Quarterly Report filed on Form 10-Q.

CUSIP No. 925815102	Schedule 13G/A	Page 4 of 5 Pages

(c)         Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote:                                      1,714,761 shares

(ii)  Shared power to vote or to direct the vote:                                 0 shares

(iii)  Sole power to dispose or to direct the disposition of:             1,714,761 shares

(iv)  Shared power to dispose or to direct the disposition of:         0 shares

Item 5.                      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.     N/A

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

The shares reported by the Reporting Person, a registered investment advisor, are held in separate individual client accounts, three separate limited partnerships, and one commingled fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.                      Identification and Classification of Members of the Group

N/A

Item 9.                      Notice of Dissolution of Group

N/A

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 925815102	Schedule 13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:          February 12, 2016

ASHFORD CAPITAL MANAGEMENT, INC.

By:          /s/ Anthony M. Petrucci
   Anthony M. Petrucci
                Chief Financial Officer and Chief Compliance Officer